Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

RELIEF THERAPEUTICS Holding SA Announces Results of Annual General Meeting of Shareholders

GENEVA (June 20, 2023) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief Therapeutics, or the Company), a biopharmaceutical company committed to delivering innovative treatment options with the potential for transformative outcomes to benefit those suffering from select specialty and rare diseases, announces the results of the Annual General Meeting (AGM) of shareholders, which took place today, Tues., June 20, 2023.

Per the results of the meeting, several proposed items put forth by the board of directors have not received majority approval. Relief Therapeutics believes these results are attributable to current discussions with major shareholders regarding differences in opinion on the future development of the Company. The input and perspectives of all shareholders are highly valued and crucial to shaping the direction of Relief Therapeutics. The rejected proposals will be carefully reviewed, and the board of directors will engage in a thorough analysis of the feedback provided by all shareholders. Relief Therapeutics welcomes ongoing, constructive dialogue with all shareholders.

AGM RESULTS

1. Approval of the annual report, statutory financial statements and consolidated financial statements for the year 2022

The AGM approved the annual report, the statutory financial statements and the consolidated financial statements for the year 2022.

2. Appropriation of results

The AGM approved to carry forward the loss for the year 2022 of CHF 86,211,680, thereby bringing the loss carried forward from CHF 187,488,885 to CHF 273,700,565.

3. No discharge of the board of directors and the executive committee

The AGM denied granting discharge to the members of the board of directors and the executive committee for their activities for the year 2022.

4. No amendment to the capital band

The AGM rejected to amend the capital band pursuant to article 3ater of the Articles of Association. Accordingly, the existing capital band remains in place as is and allows the board of directors to maintain a certain degree of flexibility in connection with possible future financing and business opportunities.

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5. No increase of the conditional share capital

The AGM rejected to increase the conditional share capital per article 3bbis para. 1 and para. 2 of the Articles of Association. Accordingly, the existing conditional share capital for both compensation and financing purposes remains in place as is.

6. Approval of most of the proposed amendments to the Articles of Association related to the new corporate law

The AGM approved nearly all of the proposed amendments to adapt the Articles of Association to reflect, and make use of, the flexibility offered by the new Swiss corporate law, including the introduction of the legal basis for hybrid or virtual general meetings and general meetings abroad. The AGM rejected the proposed compensation-related amendments which will therefore continue to be implemented until the end of the legal implementation period (end of 2024).

7. Rejection of the compensation of the members of the board of directors and of the executive committee

The AGM rejected all compensation-related proposals, including (i) the total compensation of the members of the board of directors for the period from the AGM 2023 until the AGM 2024, (ii) the total remuneration of the members of the executive committee for the financial year 2024, and (iii) the 2022 compensation report.

8. Elections

8.1 Re-election of existing members of the board of directors

The AGM re-elected Dr. Raghuram Selvaraju, Dr. Thomas Plitz, Dr. Patrice Jean and Ms. Michelle Lock to the board of directors.

During the AGM, it was decided Mr. Paolo Galfetti would not be re-elected for another term on the board of directors. Mr. Galfetti will continue to serve the Company in his current capacity as chief operating officer of Relief Therapeutics. His extensive industry knowledge and invaluable contributions to the Company's operations will remain instrumental in advancing Relief Therapeutics’ growth. The board of directors would like to thank Mr. Galfetti for his service as a member of the board of directors and look forward to their continued work with him in his ongoing role as chief operating officer and his steadfast dedication to the success of Relief Therapeutics.

8.2 Chairman of the board of directors

The AGM approved the re-election of the chairman of the board of directors, Dr. Raghuram Selvaraju.

8.3 Nomination and compensation committee

The AGM approved the re-election of the members of the nomination and compensation committee, Dr. Raghuram Selvaraju and Dr. Thomas Plitz.

8.4 Independent voting rights representative

The AGM approved the re-election of the independent proxy holder of the Company, Mr. Thomas Hua.

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8.5 Auditors

The AGM approved the re-election of the statutory auditor, MAZARS SA.

The proposed resolutions subject to the vote of the Relief Therapeutics shareholders were detailed in the AGM invitation. The voting results of the AGM will be made available on the Company’s website later today.

ABOUT RELIEF THERAPEUTICS

Relief Therapeutics is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief Therapeutics' portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented Physiomimic™ and TEHCLO™ drug delivery platform technologies and a highly targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare metabolic disorders, rare skin diseases and rare respiratory diseases. In addition, Relief Therapeutics is commercializing several legacy products via licensing and distribution partners. Relief Therapeutics' mission is to provide therapeutic relief to those suffering from rare diseases and is being advanced by an international team of well-established, experienced biopharma industry leaders with extensive research, development and rare disease expertise. Relief Therapeutics is headquartered in Geneva, with additional offices in Balerna, Switzerland, Offenbach am Main, Germany and Monza, Italy. Relief Therapeutics is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, please visit our website www.relieftherapeutics.com or follow Relief Therapeutics on LinkedIn and Twitter.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Catherine Day

Vice President, Investor Relations & Communications

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, and other factors, which could cause the actual results, financial condition, performance or achievements of Relief Therapeutics to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors including those described in Relief Therapeutics' filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC) could adversely affect Relief Therapeutics. Copies of Relief Therapeutics' filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief Therapeutics does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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